UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

MedicalCV, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584639 10 8

(CUSIP Number)

Paul K. Miller

1809 Lydia Avenue

St. Paul, Minnesota 55113

(651) 636-8968

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584639 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul K. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐ Joint filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,026,265*

	8.	Shared Voting Power 4,500**

	9.	Sole Dispositive Power 15,026,265*

	10.	Shared Dispositive Power 4,500**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,030,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 71%

14.	Type of Reporting Person (See Instructions) IN

*                 Represents (a) 1,467,580 shares of common stock; (b) 28,000 shares of common stock purchasable upon the exercise of options; (c) 2,272,685 shares (subject to certain antidilution adjustments) of common stock purchasable by PKM Properties, LLC, an entity owned by the reporting person, upon the exercise of warrants; (d) 120,000 shares of common stock owned by Gracon Contracting, Inc., an entity owned by the reporting person; (e) 750,000 shares of common stock purchasable by PKM Properties, LLC upon the exercise of warrants (which the number of shares purchasable may be increased or decreased as described in Item 3 below); (f) 4,452,000 shares of common stock purchasable by PKM Properties, LLC, an entity owned by the reporting person, upon the exercise of warrants; and (g) 2,968 shares of Series A Convertible Preferred Stock, which may be converted into 5,936,000 shares of common stock at a conversion price of $0.50 per share, subject to adjustment.

**          Represents 4,500 shares of common stock owned by the reporting person's spouse.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PKM Properties, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐ Joint filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,410,685

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,410,685

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,410,685

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63%

14.	Type of Reporting Person (See Instructions) CO

*                 Represents (a) 2,272,685 shares (subject to certain antidilution adjustments) of common stock purchasable by PKM Properties, LLC, an entity owned by Paul K. Miller, upon the exercise of warrants; (b) 750,000 shares of common stock purchasable by PKM Properties, LLC upon the exercise of warrants; (c) 4,452,000 shares of common stock purchasable by PKM Properties, LLC upon the exercise of warrants; and (d) 2,968 shares of Series A Convertible Preferred Stock, which may be converted into 5,936,000 shares of common stock at a conversion price of $0.50 per share, subject to adjustment.

Paul K. Miller (the “Reporting Person”) hereby amends his statement on Schedule 13D (the “Schedule 13D”) originally filed on November 27, 2001, as amended on November 30, 2001, April 14, 2003, July 16, 2003,  December 11, 2003, February 11, 2004, and December 8, 2004, with respect to his beneficial ownership of shares of common stock, par value $0.01 per share, of MedicalCV, Inc., a Minnesota corporation (“MCV”).  Items 2 and 3 of the Schedule 13D are hereby amended and Items 5 and 7 of the Schedule 13D are hereby amended and restated to read as follows:

Item 1.	Security and Issuer

Item 2.	Identity and Background
(a) - (c) and (f) This Schedule 13D is being filed jointly by (i) Paul K. Miller, a United States citizen and (ii) PKM Properties, LLC, a Minnesota limited liability company (“PKM Properties”)

The principal business address of Paul Miller and PKM Properties is c/o Gracon Contracting, Inc., 606 24th Avenue South, Suite B12, Minneapolis, MN 55454.

Paul Miller is the principal owner of PKM Properties, LLC, which owns certain real estate.

(d) – (e)  During the last five years, neither PKM Properties, nor, to PKM Properties’ knowledge, Mr. Miller (individually, each a “Reporting Person” and collectively, the “Reporting Persons”), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 3, 2005, PKM Properties, LLC (“PKM”), an entity owned by the Reporting Person, entered into a discretionary credit agreement dated February 16, 2005 (the “February 2005 Discretionary Credit Agreement”) with MCV covering advances by PKM of up to $500,000.  The February 2005 Discretionary Credit Agreement has a maturity date of June 16, 2005.  It requires the payment of interest at a rate of 10% per year.  It also contains various representations and loan covenants as are customary in banking and finance transactions.  MCV issued a credit note to PKM to evidence such indebtedness.

As additional consideration for the February 2005 Discretionary Credit Agreement, MCV issued to PKM a warrant with a ten-year term to purchase 750,000 shares of common stock with an exercise price of $0.50 per share.

On March 31, 2005, MCV entered into a Securities Purchase Agreement, dated March 31, 2005, with PKM Properties for the purchase of 2,968 shares of 5% Series A Convertible Preferred Stock (the “Series A Shares”) and a  ten-year warrant dated as of April 1, 2005, for the purchase of 4,452,000 shares of common stock at an exercise price of $0.50 per share in exchange for the cancellation of debt in the amount of $2,943,333 owed by MCV to the Reporting Persons for payment of certain promissory notes and/or loan agreements.  The Series A Shares convert into 5,936,000 shares of MCV’s Common Stock at conversion price of $0.50 per share, subject to adjustment.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
(a) The responses of the Reporting Persons to Items (11) and (13) on the cover pages of this Schedule 13D are incorporated herein by reference.

(b)           The responses of the Reporting Persons to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference. Gracon Contracting, Inc., a Minnesota corporation, owns and operates a medical clinic building in Minneapolis, Minnesota.  The business address of Gracon Contracting, Inc. is 606 24th Avenue South, Suite B12, Minneapolis, Minnesota 55454.  PKM Properties, LLC, a Minnesota limited liability company, owns certain real estate.  The business address of PKM Properties, LLC is c/o Gracon Contracting, Inc., 606 24th Avenue South, Suite B12, Minneapolis, Minnesota 55454.

(c) See Item 3.

(d) The Reporting Persons know of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
See “Exhibit Index.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2005
(Date)

/s/ Paul K. Miller
Paul K. Miller

PKM Properties, LLC

By:	/s/ Paul K. Miller
Paul K. Miller, Principal Owner

Exhibit 1	1993 Director Stock Option Plan (incorporated by reference to MedicalCV, Inc.’s Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).*

Exhibit 2	Warrant Agreement to purchase 350,000 shares of common stock issued by MedicalCV, Inc. to PKM Properties, LLC, dated January 17, 2003.*

Exhibit 3	Warrant Agreement to purchase 350,000 shares of common stock issued by MedicalCV, Inc. to PKM Properties, LLC, dated April 4, 2003.*

Exhibit 4	Amendment to Warrants by and between MedicalCV, Inc. and PKM Properties, LLC, dated July 1, 2003.*

Exhibit 5	Warrant Agreement to purchase 320,178 shares of common stock issued by MedicalCV, Inc. to PKM Properties, LLC, dated July 1, 2003.*

Exhibit 6	Warrant Agreement to purchase 60,179 shares of common stock issued by MedicalCV, Inc. to PKM Properties, LLC, dated August 20, 2003.*

Exhibit 7	Warrant Agreement to purchase 77,381 shares of common stock issued by MedicalCV, Inc. to PKM Properties, LLC, dated November 13, 2003.*

Exhibit 8	Warrant Agreement to purchase 330,933 shares of common stock issued by MedicalCV, Inc. to PKM Properties, LLC, dated February 3, 2004.*

Exhibit 9	Warrant Agreement to purchase 34,014 shares of common stock issued by MedicalCV, Inc. to PKM Properties, LLC, dated November 17, 2004.*

Exhibit 10	Warrant Agreement issued by MedicalCV, Inc. to PKM Properties, LLC, dated February 16, 2005, effective March 3, 2005.

Exhibit 11	Warrant Agreement issued by MedicalCV, Inc. to PKM Properties, LLC, dated March 31, 005

Exhibit 12	Joint Filing Agreement, dated April 1, 2005 between the Reporting Persons.

*  Previously filed.